UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 000-55824 CUSIP NUMBER 224539106

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

CRANK MEDIA INC.

______________________________________________________________________________________________

Full Name of Registrant

N/A

_____________________________________________________________________________________________

Former Name if Applicable

1720-650 West Georgia Street

_______________________________________________________________________________________________

Address of Principal Executive Office (Street and Number)

Vancouver, British Columbia, Canada V6B 4N8

_______________________________________________________________________________________________

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

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☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10- K, Form 20-F, ll-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Crank Media Inc. (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the three-month period ended June 30, 2021 (the “Form 10-Q”) within the prescribed time period without unreasonable effort and expense. The Company is still in process of compiling certain required information to complete the Form 10-Q. As a result, the Company requires additional time to prepare and review its consolidated financial statements and other disclosures in the Form 10-Q.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Stephen Brown	604	558-2515
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).		☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?		☒ Yes ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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Explanation:

It is anticipated that there will be a change in the results of operations for the quarter ended June 30, 2021 from the corresponding period of the prior fiscal year because the quarter ended June 30, 2021 included expenses allocable to the Registrant’s media operations during that period, and the Registrant did not have any media operations – or expenses related to media operations – during the corresponding period of the prior fiscal year. A reasonable estimate of the results cannot be made at this time because the Registrant currently is still in the process of quantifying the expenses and results for the quarter ended June 30, 2021.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, the Company’s expectations as to the outcome of its review of its financial statements.

These forward-looking statements involve risks and uncertainties, and actual results could vary materially from these forward-looking statements. Factors that may cause future results to differ materially from management’s current expectations include, among other things, the discovery of additional information relevant to the internal review; the conclusions of management (and the timing of the conclusions) concerning matters relating to the internal review; the timing of the review by, and the conclusions of, the Company’s independent registered public accounting firm regarding the internal review and the Company’s financial statements; the possibility that errors may be identified; and the risk that the completion and filing of the Form 10-Q will take longer than expected. The Company disclaims any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise.

CRANK MEDIA INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 17, 2021	By:	/s/ Stephen Brown
	Name:	Stephen Brown
	Title:	President, Chief Executive Officer and Chief Financial Officer (Principal Executive Officer and Principal Financial Officer)

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